UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-12383
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Rockwell Automation Retirement Savings Plan For Salaried Employees
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Rockwell Automation, Inc.,
1201 South 2nd Street,
Milwaukee, Wisconsin 53204

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Rockwell Automation Retirement Savings Plan
for Salaried Employees and Participants therein:
We have audited the accompanying statements of net assets available for benefits of Rockwell Automation Retirement Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.
Milwaukee, Wisconsin
June 22, 2010

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS

INVESTMENTS:
Master Trust (Note 3)	$2,002,849,727	$1,690,617,304
Participant Loans	14,872,443	16,772,020

Total investments at fair value	2,017,722,170	1,707,389,324

Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(6,013,246)	6,959,662

NET ASSETS AVAILABLE FOR BENEFITS	$2,011,708,924	$1,714,348,986

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$1,714,348,986	$2,564,801,781

ADDITIONS:
Income from investments:
Interest in income of Master Trust	377,683,545	—
Interest on Participant Loans	1,095,763	1,360,311

Total income from investments	378,779,308	1,360,311

Contributions:
Employer	13,556,107	17,970,444
Employee	53,367,513	62,647,299

Total contributions	66,923,620	80,617,743

Total additions	445,702,928	81,978,054

DEDUCTIONS:
Loss from investments:
Interest in loss of Master Trust	—	727,955,473
Payments to participants or beneficiaries	147,947,504	207,486,818
Administrative expenses	255,671	241,242

Total deductions	148,203,175	935,683,533

NET INCREASE (DECREASE) BEFORE TRANSFERS	297,499,753	(853,705,479)

NET TRANSFERS BETWEEN AFFILIATED PLANS	(139,815)	3,252,684

NET INCREASE (DECREASE)	297,359,938	(850,452,795)

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,011,708,924	$1,714,348,986

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
1.	DESCRIPTION OF THE PLAN

The following brief description of the Rockwell Automation Retirement Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a.
General - The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. (“Rockwell Automation”). The Rockwell Automation Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Fidelity Management Trust Company (the “Trustee”) is the trustee of the Rockwell Automation, Inc. Defined Contribution Master Trust (the “Master Trust”). The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants in the Plan may invest in a suite of twelve lifestyle mutual funds, nine core investment options and a brokerage option. In addition, the Rockwell Automation Stock Fund was available in 2009 and 2008 and is specific to the Plan.

b.
Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 50% of base compensation, as defined in the Plan document. However, contributions by highly compensated participants are limited to 16% of the participant’s base compensation. Participant contributions can be made either before or after United States federal taxation of a participant’s base compensation.

Rockwell Automation contributes an amount equal to 50% of the first 6% of base compensation contributed by the participant. (See Note 8) Rockwell Automation may make a discretionary profit sharing contribution to the Plan on an annual basis on behalf of certain Rockwell Software, Inc. (“Rockwell Software”) participants. This contribution, if made, is the only employer contribution Rockwell Software participants receive. With the exception of contributions on behalf of certain Rockwell Software participants, all Rockwell Automation contributions are made to the Rockwell Automation Stock Fund. Rockwell Software profit sharing contributions are made to the funds consistent with the participant’s investment election for employee contributions to the Plan. Participants may elect to transfer a portion or all of their holdings in the Rockwell Automation Stock Fund to one or more of the other investment funds.

c.
Investment Elections - Participants may contribute to any or all of the funds that are available for contributions in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions are made to one of the Fidelity Freedom Funds, based on the participant’s date of birth.

d.
Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in each stock fund and each mutual fund, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or loss from investments, as the case may be, with the number of units properly attributable to each participant.

e.
Vesting - Each participant is fully vested at all times in the portion of the participant’s account that relates to the participant’s contributions and earnings thereon. Rockwell Automation’s matching contributions and earnings are vested after the participant has completed three years of vesting service.

f.
Loans - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than the lower of $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loans, or 50% of the participant’s vested account balance less any outstanding loans) from the balance of the participant’s account. Loans are secured by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1% at inception date of the loan. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months, or up to 120 months for the purchase of a primary residence, or repaid in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant’s account. Participants may have up to two outstanding loans at any time from the Plan.

g.
Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell Automation’s contributions to the Plan in accordance with ERISA. However, if the participant is re-employed with Rockwell Automation and fulfills certain requirements, as defined in the Plan document, the participant’s account will be restored. As of December 31, 2009 and 2008, forfeited nonvested accounts totaled $616,332 and $255,361, respectively. During the year ended December 31, 2009 Rockwell Automation’s contributions were not reduced by the forfeited nonvested accounts as these contributions were suspended for a portion of the year. During the year ended December 31, 2008, Rockwell Automation’s contributions were reduced by $240,126 from forfeited nonvested accounts.

h.
Plan Termination - Although Rockwell Automation has not expressed any current intent to terminate the Plan, Rockwell Automation has the authority to terminate or modify the Plan and to suspend contributions to the Plan in accordance with ERISA. If the Plan is terminated or contributions by Rockwell Automation are discontinued, each participant’s employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.

i.
Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2. Active participants may also withdraw certain amounts when financial hardship is demonstrated. Participant vested amounts are payable upon retirement, death or other termination of employment.

j.	Expenses - Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid from Plan assets.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.
Valuation of Investments - The Plan has an interest in the net assets of the Master Trust. The net assets of the Master Trust are stated at fair value. Benefit responsive investment contracts held in the Master Trust are then adjusted and stated at contract value. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a common collective trust (the “Stable Value Fund”) held by the Master Trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the dividend payable date. The loan fund is stated at cost, which approximates fair value.

b.
Fair Value Measurements - Accounting Standards Codification (“ASC”) Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 – Valuation based on quoted prices in active markets for identical assets or liabilities that the Master Trust has the ability to access. Since the valuation is based on quoted prices that are readily and regularly available in the active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 – Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. Valuation methodology for these assets include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for the Plan’s non-Master Trust related investments measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Participant Loans: Valued at amortized cost plus accrued interest, which approximates fair value.
The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust related investments at fair value as of December 31, 2009 and 2008:
Investments at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Participant Loans	$—	$—	$14,872,443	$14,872,443
Investments at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Participant Loans	$—	$—	$16,772,020	$16,772,020
The table below sets forth a summary of changes in the fair value of the Plan’s non-Master Trust related level 3 investments for the years ended December 31, 2009 and 2008:

	Participant	Participant
	Loans	Loans
	December 31, 2009	December 31, 2008
Balance, beginning of year	$16,772,020	$19,236,023
New loans issued, interest earned and repayments-net	(1,899,577)	(2,464,003)

Balance, end of year	$14,872,443	$16,772,020

c.
Use of Estimates - Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

d.	Payment of Benefits - Benefits are recorded when paid.
e.
Risks and Uncertainties - The Plan invests in various investments. In general, investments are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

f.
Subsequent Events - Management has evaluated the impact of all subsequent events through June 22, 2010, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

3.	MASTER TRUST
At December 31, 2009 and 2008, with the exception of the participant loan fund, all of the Plan’s investment assets were held in the Master Trust account at the Trustee. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell Automation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.
The Master Trust investments are valued at fair value at the end of each day. If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.
The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.
The net assets of the Master Trust at December 31, 2009 and 2008 are summarized as follows:

	2009	2008

Money market fund	$9,470,565	$18,843,528
Cash	69,111	19,928,284
Common stocks	587,735,446	425,956,165
Mutual funds	788,544,912	631,823,559
Brokeragelink accounts	18,307,519	11,040,114
Corporate debt investments	12,411,311	10,117,956
Asset and mortgage backed securities	19,215,703	21,014,503
U.S. government securities	6,828,368	2,987,820
Other fixed income investments	1,963,222	2,274,822
Investments in common collective trusts:
Fidelity U.S. Equity Index Commingled Pool	83,914,214	69,213,365
Mellon Rockwell EB Daily Fund	22,031,160	14,826,301
Stable Value Fund — guaranteed investment contracts	531,083,774	535,052,749

Total investments at fair value	2,081,575,305	1,763,079,166
Accrued income	252	21,929
Accrued fees	(742,531)	(515,429)
Pending trades (net)	(1,282,714)	529,099

Net assets at fair value	2,079,550,312	1,763,114,765
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,541,235)	7,582,493

Net assets	$2,073,009,077	$1,770,697,258

The following is a description of the valuation methodologies used for the Master Trust’s investments measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Money market fund — Valued at cost, which approximates the fair value of the net asset value of shares held at year end.
Common stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds — Valued at the net asset value of shares held at year end.
Brokeragelink accounts — Valued at the most recent closing price reported on the market on which the individual securities are traded.
Corporate debt investments — Valued at the most recent closing price reported on the market on which the individual securities are traded.
Asset and mortgage backed securities and other fixed income investments — Valued at the most recent closing price reported on the market on which individual securities are traded.
U.S. government securities — Valued at the closing price reported on the active market on which the individual securities are traded.
Common collective trust; Stable Value Fund — Valued at fair value, based on information provided by the trustee, by discounting the related cash flows based on current yields of similar instruments with comparable durations and considering the credit-worthiness of the issuer of the specific instruments held by the fund at year end.
Common collective trusts; Other - Valued at the net asset value of shares held at year end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the fair value of the Master Trust’s investments as of December 31, 2009 and 2008:
Investments at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Money market fund	$—	$9,470,565	$—	$9,470,565
Cash	69,111	—	—	69,111
Common stocks	587,735,446	—	—	587,735,446
Mutual funds	788,544,912	—	—	788,544,912
Brokeragelink accounts	—	18,307,519	—	18,307,519
Corporate debt	—	12,411,311	—	12,411,311
Asset and mortgage backed securities	—	19,215,703	—	19,215,703
U.S. government securities	6,828,368	—	—	6,828,368
Other fixed income investments	—	1,963,222	—	1,963,222
Common collective trusts	—	105,945,374	531,083,774	637,029,148

Total Master Trust Investments	$1,383,177,837	$167,313,694	$531,083,774	$2,081,575,305

Investments at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Money market fund	$—	$18,843,528	$—	$18,843,528
Cash	19,928,284	—	—	19,928,284
Common stocks	425,956,165	—	—	425,956,165
Mutual funds	631,823,559	—	—	631,823,559
Brokeragelink accounts	11,040,114	—	—	11,040,114
Corporate debt	10,117,956	—	—	10,117,956
Asset and mortgage backed securities	—	21,014,503	—	21,014,503
U.S. government securities	2,987,820	—	—	2,987,820
Other fixed income investments	—	2,274,822	—	2,274,822
Common collective trusts	—	84,039,666	535,052,749	619,092,415

Total Master Trust Investments	$1,101,853,898	$126,172,519	$535,052,749	$1,763,079,166

The table below sets forth a summary of changes in fair market value of the Master Trust’s level 3 investments for the years ended December 31, 2009 and 2008:

	Common collective trust —	Common collective trust —
	Stable Value Fund	Stable Value Fund
	December 31, 2009	December 31, 2008

Balance, beginning of year	$535,052,749	$514,626,720
Change in adjustment to fair value from contract value	14,123,728	(10,816,141)
Purchases, sales, issuances, and settlements, net	(18,092,703)	31,242,170

Balance, end of year	$531,083,774	$535,052,749

The Plan offers a Stable Value Fund option which, through the Master Trust, invests primarily in guaranteed investment contracts (“GICs”) and money market investments. The GICs are benefit-responsive and are designed to allow the Stable Value Fund to maintain a constant net asset value (“NAV”) and to protect the funds in extreme circumstances. The contracts accrue interest using a formula called the “crediting rate.” The contracts use the crediting rate formula to convert fair value changes in the covered assets into income distributions in order to minimize the difference between the fair and contract value of the covered assets over time. Using the crediting rate formula, an estimated future fair value is calculated by compounding the fund’s current fair value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates that estimated future fair value with the fund’s current contract value. Crediting rates are reset quarterly. The contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting interest rate for the Stable Value Fund was 2.48% and 3.93% at December 31, 2009 and 2008, respectively. The crediting interest rates on the underlying investments are reviewed on a quarterly basis for resetting. The average yield for the years ended December 31, 2009 and 2008 was 2.99% and 4.57%, respectively.
The fair value of the Stable Value Fund equals the fair value of the underlying assets in the related common collective trust fund reported to the Plan by the Trustee. In determining the net assets available for benefits, the Stable Value Fund is recorded at contract value. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
An issuer may terminate a contract at any time. In the event that the fair value of the fund’s covered assets is below their contract value at the time of such termination, the Trustee may elect to keep the wrap contract in place until such time as the fair value of the fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if the Trustee’s investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the fair value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.
The Plan’s interest in the Stable Value Fund was approximately 92% at December 31, 2009 and 2008.
The net investment income of the Master Trust for the years ended December 31, 2009 and 2008 is summarized as follows:

	2009	2008
Interest	$16,249,521	$24,027,047
Dividends	24,714,876	42,879,373
Net appreciation (depreciation) in fair value of investments:
Common stocks	158,317,629	(347,052,254)
Mutual funds	156,895,589	(413,135,136)
Debt investments	6,192,495	(6,057,328)
Investment in common collective trust —
Fidelity U.S. Equity Index Commingled Pool	17,351,246	(41,626,484)
Mellon Rockwell EB Daily Fund	4,478,111	780,146
Brokeragelink accounts	3,216,750	(5,414,903)

Net investment income (loss)	$387,416,217	$(745,599,539)

The Plan’s interest in the Master Trust, as a percentage of net assets held by the Master Trust, was approximately 96% at December 31, 2009 and 2008. While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net appreciation in 2009 and net depreciation in 2008.
The Master Trust’s investments that exceeded 5% of net assets as of December 31, 2009 and 2008 are as follows:

Description of Investment	2009	2008

Stable Value Fund	$531,083,774	$535,052,749
Rockwell Automation, Inc. common stock	234,897,476	169,637,079
Fidelity International Discovery K Fund	114,588,275	90,682,644
Fidelity Freedom 2020 Fund	120,745,109	96,985,757

4.	NON-PARTICIPANT DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the Rockwell Automation Stock Fund for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008

Net Assets, Beginning of Year*	$123,408,396	$261,847,968

Changes in net assets:
Contributions	4,978,117	17,106,649
Dividends	4,304,596	4,355,851
Net appreciation (depreciation)	55,070,559	(136,799,321)
Benefits paid to participants	(8,495,975)	(13,270,065)
Administrative expenses	(29,065)	(26,422)
Transfers	(11,344,193)	(9,806,264)

Total changes in net assets	44,484,039	(138,439,572)

Net Assets, End of Year*	$167,892,435	$123,408,396

*	These net assets are included in the Master Trust.
5.	TAX STATUS
The Internal Revenue Service has determined and informed Rockwell Automation by letter dated September 28, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable provisions of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
6.	RELATED-PARTY TRANSACTIONS
Certain Master Trust investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity is the trustee and recordkeeper as defined by the Master Trust; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2009 and 2008, the Master Trust held 4,999,946 and 5,261,696 shares, respectively, of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $65,637,369 and $64,648,703, respectively, and a fair value of $234,897,476 and $169,637,079, respectively.
During 2009 and 2008, dividends on Rockwell Automation common stock paid to eligible plan participants were $6,038,846 and $5,943,623, respectively.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Reconciliation of net assets available for benefits reported in the financial statements to the net assets reported on line 1(l) of the 2009 Form 5500 Schedule H, Part I is presented below.

	2009	2008
Net assets available for benefits reported in the financial statements	$2,011,708,924	$1,714,348,986
Adjustment from contract value to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	6,013,246	(6,959,662)

Net assets reported on Form 5500	$2,017,722,170	$1,707,389,324

Reconciliation of total additions to plan assets reported in the financial statements to the total income reported on line 2(d) of the 2009 Form 5500 Schedule H, Part II is presented below.

2009

Total additions reported in the financial statements	$445,702,928
Adjustment from contract value to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	12,972,908

Total income as reported on Form 5500	$458,675,836

8.	PLAN CHANGES
In April 2009, Rockwell Automation amended the Plan to suspend the matching contribution for the period of April 24, 2009 through September 30, 2009, Rockwell Automation’s fiscal year end. In September 2009, the Plan was again amended to suspend the matching contributions through March 2010. In December 2009, Rockwell Automation contributed a non-elective contribution equal to 1.69% of year-to-date base compensation and overtime through September 25, 2009 for eligible employees. Also in December 2009, Rockwell Automation amended the Plan to reinstate the matching contribution effective January 1, 2010.
9.	SUBSEQUENT EVENT
Effective July 1, 2010, the Company will close participation in the Rockwell Automation Pension Plan to employees hired after June 30, 2010 and these employees are eligible for a Non-Elective contribution to the Plan. The Non-Elective contribution is based on age and years of service as of December 31st and will range from 3% to 7% of eligible compensation. The contribution will be paid annually, at the end of the first quarter of the following year. Employees will be vested after the completion of three years of vesting service (the same vesting schedule as the matching contribution). These employees will also be eligible for the matching contribution of 50% of the first 6% of base compensation contributed by employee. The contribution schedule is as follows:

Company Contribution in
Age + Years of Service	% of Compensation
< 40	3%
40 to 59	4%
60 to 79	5%
80 +	7%

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2009
EIN 25-1797617
PLAN NUMBER 008

Column A	Column B	Column C	Column D	Column E
		Description of Investment
	Identity of Issuer,	Including Collateral, Rate
	Borrower, Lessor	of Interest, Maturity Date,		Fair
	or Similar Party	Par or Maturity Value	Cost	Value

*	Fidelity Management	Rockwell Automation, Inc.
	Trust Company	Defined Contribution	$1,847,949,804	$2,002,849,727
		Master Trust

*	Various participants	Participant Loans;
		rates ranging between
		4.25% and 10.5%,
		due 2010 to 2020	—	14,872,443

	Total assets (held at end of year)		$1,847,949,804	$2,017,722,170

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

By	/s/ Teresa E. Carpenter Teresa E. Carpenter
Plan Administrator
Date: June 22, 2010

Exhibit A
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement No. 333-149581 of Rockwell Automation, Inc. on Form S-8 of our report dated June 22, 2010, appearing in this Annual Report on Form 11-K of Rockwell Automation Retirement Savings Plan for Salaried Employees for the year ended December 31, 2009.
Baker Tilly Virchow Krause, LLP
Milwaukee, Wisconsin
June 22, 2010